Capstone Financial Group, Inc.

8600 Transit Road

East Amherst, NY 14051

November 16, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:   William Schroeder

Michael C. Volley

Re:                     Capstone Financial Group, Inc.
Comment Letter for Form 10-K (12-31-2014) and Form 10-Q (6-30-2015)
File No. 000-54905

Gentlemen:

We have received, and we thank you for, the Staff’s follow-on comment letter dated October 28, 2015. We request an extension of time in which to respond to the follow-on comment letter, in view of Capstone’s need to devote its resources to filing its third-quarter Form 10-Q. Capstone should be able to reply to the follow-on comment letter on or before Tuesday, November 24, 2015.

If you have any questions or if we can be assistance in your review, please contact me or our counsel, who is Hayden Trubitt of Stradling Yocca Carlson & Rauth, P.C. (htrubitt@sycr.com; (858) 926-3006).

Sincerely,

/s/ Halford W. Johnson

Halford W. Johnson

Chief Financial Officer

cc:          Hayden Trubitt, Esq.

Michael K. Green